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Hedera Rallies on Canary Capital ETF Launch

Canary Capital launched ETFs for both HBAR and LTC, but HBAR rallied while LTC plunged.



Asset manager Canary Capital launched ETF products for Hedera (HBAR) and Litecoin (LTC) on Oct. 28.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
October 30, 2025

HBAR rallied 22% on the news to $0.22, putting its market capitalization at $9 billion. While the move marks a 17.5% rise for HBAR over the last week, it is yet to recover from the vicious Oct. 10 altcoin crash.


Hedera Price Chart (USD)
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HBAR Chart – CoinGecko

While HBAR rallied on the news, LTC hardly responded and actually fell by as much as 5%. However, it is worth noting that LTC rallied 5% ahead of the news.

"Today, Hedera made history. Hello HBAR ETF, and the next chapter of regulated digital finance. Congratulations to all who made it happen," said Hedera co-founder Mance Harmon on X.

While most altcoins have struggled throughout this market cycle, HBAR is one of the few older altcoins that have outperformed. HBAR is up 302% over the last year after a tough 2023 and 2024. That being said, the coin is still 65% below its previous all-time high of $0.57 set in 2021.

LTC, on the other hand, is up just 35% over the last calendar year, and roughly 100% above its $49 cycle low, which coincided with the FTX collapse. LTC remains 76% below its 2021 high of $410.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
October 30, 2025

More Crypto ETFs Hit the Market

While BSOL drew the spotlight, it wasn't the only crypto fund to debut this week. On Tuesday, Canary launched two additional spot crypto ETFs, the Canary Litecoin ETF (LTCC) and the Canary HBAR ETF (HBR), marking the first U.S.-listed funds tied to those assets.

Litecoin, created in 2011, was an early fork of Bitcoin and the second cryptocurrency ever launched. Hedera (HBAR), by contrast, competes more directly with platforms like Ethereum and Solana. It uses a hashgraph structure instead of a traditional blockchain and operates under a more centralized governance model.

Both coins are relatively small compared with the market's largest names, with market caps of roughly $8 billion each versus about $100 billion for Solana, $500 billion for Ethereum, and $2.2 trillion for Bitcoin.

The arrival of these ETFs may be just the beginning. A wave of new crypto ETFs is expected to follow under the SEC's recently approved generic listing standards, which make it easier for exchanges to bring crypto ETFs to market without lengthy case-by-case approvals.

+ Follow **Sumit Roy Senior ETF Analyst**

Sumit Roy is the senior ETF analyst for etf.com, where he has worked for 14 years. He creates a variety of content for the platform, including news... View Bio